Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

BuildClub, Inc.
530 Lytton Avenue, 2nd Floor
Palo Alto, CA 94301
https://www.buildclub.com/

Up to $1,235,000.00 in Series A Preferred Stock at $4.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: BuildClub, Inc.
Address: 530 Lytton Avenue, 2nd Floor, Palo Alto, CA 94301
State of Incorporation: DE
Date Incorporated: August 29, 2016

Terms:

Equity

Offering Minimum: $15,000.00 | 3,750 shares of Series A Preferred Stock
Offering Maximum: $1,235,000.00 | 308,750 shares of Series A Preferred Stock
Type of Security Offered: Series A Preferred Stock
Purchase Price of Security Offered: $4.00
Minimum Investment Amount (per investor): $248.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based Perks

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive 5% off first order

Tier 2 Perk — Invest $1000+ and receive 10% off first order

Tier 3 Perk — Invest $5,000+ and receive 10% off first order + BuildClub swag

Tier 4 Perk — Invest $10,000+ and receive 15% off first order + BuildClub swag + 5% bonus shares

Tier 5 Perk — Invest $25,000+ and receive 20% off first order + Zoom call with founder + BuildClub swag + 10% bonus shares

Tier 6 Perk — Invest $50,000+ and receive 10% off all orders for 1 year + BuildClub swag + dinner with founder + 15% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

BuildClub will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $4 per share, you will receive 110 Preferred Shares, meaning you'll own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Loyalty Bonus - Loyalty Bonus: Receive 10% bonus shares in BuildClub's current offering on StartEngine if you've (i) previously invested in this issuer, (ii) have previously purchased from BuildClub as a customer; or (iii) indicated interest by signing up to receive news regarding the offering on BuildClubs's domain (iiii) are a member of YPO. Note: Loyalty Bonus is awarded via investor email address and investors who qualify for this bonus in multiple ways will receive maximum 10% bonus shares from the Loyalty Bonus.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

We are an on-demand supplier of building materials and home improvement supplies, offering local delivery in just a few hours. We serve homeowners, small and large contractors and government buyers. We offer all supplies, from roofing and lumber, to plumbing and electrical at competitive prices.

Business Model

The company makes money via margin on items, delivery fees, and rebates from suppliers. Soon, we will also be making money via financing options and subscriptions.

Corporate Structure

BuildClub, Inc. was initially organized as Collar.Tech, Inc., a Delaware corporation on 8/29/2016. On 5/25/2018, the name was changed from Collar.Tech, Inc. to AI Motion, Inc. Then on 1/7/2021 the name was changed from AI Motion, Inc. to BuildClub, Inc.

BuildClub, Inc. wholly owns a subsidiary, GSC Development LLC. It serves as a buying company.

Intellectual Property

BuildClub Inc has one patent granted and five provisional patent applications filed. Stephen Forte, CEO, has a blanket intellectual property agreement signing all of his inventions to the corporation. The patent applications are for multiple technologies that are related to components of the business.

Competitors and Industry

Competitors

Our greatest competition is old behavior. The big box home improvement stores typically have terrible service, unreliable order fulfillment, bad communication and poor delivery Logistics. Local, regional, specialty and independent building materials supply sellers, typically have very limited catalogs and little to no online capability. They also usually do not have the digital billing, reporting or other technical capabilities found at the BuildClub.

We of course are also compete with the big box retailers Like Home Depot and Lowe's, in addition to all of the local and Regional Building Materials suppliers that have traditionally served the markets. Most are old school companies with paper-based transactions.

We have competition in the form of courier companies that can be scheduled to pick up from existing suppliers.

We have a competitor in Canada that has recently started operations in the Northeast United States. They are not much larger than us in sales, and recently raised $144m.

Source: https://app.dealroom.co/companies/renorun

Industry

Construction is a $250b industry. Within the industry, there is a $9b addressable "need it now" market. The Construction Industry has more than 680,000 employers with over 7 million employees and creates nearly $1.3 trillion worth of structures each year. There was over $600 billion dollars in authorized government spending for infrastructure, of which less than 2% has already been spent.

The industry is changing, and is starting to require a just-in-time inventory solution, similar to traditional manufacturing. In addition, one of the highest growth markets for construction is in prefab and modular components (https://www.marketsandmarkets.com/PressReleases/modular-construction.asp). This

Factory-like manufacturing requires a much different and more sophisticated supply chain than the typical building materials industry can support. We believe the BuildClub meets this demand, and is currently serving several prefab customers.

Current Stage and Roadmap

Current Stage

We are currently in market with our product. We have completed 5,000 deliveries, including a total of 240,000 items. There are 49,000 Customers registered on site. We receive 250,000 - 400,000 visitors to site each month.

Future Roadmap

We plan on scaling our current footprint nationally. We have now developed a replicable system by operating in California Nevada and Arizona. We plan on rolling out that success to another 15 Metro areas in the United States in 2023. In addition to Geographic growth, we plan to expand our business segments with government and large contractors. As our volumes grow, so will our margins. We will also further be developing our customer facing software tools making their sourcing and procurement process easier and more transparent than ever before. We have other technical innovations such as smart carts for managing building materials, that can alert us as materials are being used on the job site, for real-time replenishment.

The Team

Officers and Directors

Name: Stephen Forte

Stephen Forte's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, Chief Executive Officer, and sole member of the Board of Directors
  Dates of Service: August, 2016 - Present
  Responsibilities: Stephen is leading the effort. He receives $120,000 in annual salary.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series A Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series A Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or

immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights

The Series A Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

BuildClub, Inc., was formed on August 29th, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. BuildClub, Inc., has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on The BuildClub or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on The BuildClub could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Stephen Forte	6,000,000	Common Stock	64.94%

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, Convertible Note 1, Convertible Note 2, Convertible Note 3, Convertible Note 4, Convertible Note 5, Convertible Note 6, Convertible Note 7, Convertible Note 8, and SAFE note . As part of the Regulation Crowdfunding raise, the Company will be offering up to 308,750 of Series A Preferred Stock.

Common Stock

The amount of security authorized is 10,700,000 with a total of 9,239,207 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total amount outstanding includes 242,500 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 757,500 shares to be issued pursuant to stock options issued.

Dividend Rights. Any dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid on a pro rata, pari passu basis among the holders of the Series A Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Series A Preferred Stock were converted at the then-effective Conversion Rate.

Series A Preferred Stock

The amount of security authorized is 1,460,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series A Preferred Stock.

Material Rights

<u>Dividend Rights.</u> Any dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid on a pro rata, pari passu basis among the holders of the Series A Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Series A Preferred Stock were converted at the then-effective Conversion Rate.

<u>Series A Liquidation Preference.</u> In the event of any Deemed Liquidation Event, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any Distribution to the holders of the Common Stock, by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the Series A Liquidation Preference.

<u>Conversion Rights.</u> Holders of Series A Preferred Stock have certain conversion rights. See exhibit F for additional information.

Convertible Note 1

The security will convert into Preferred stock and the terms of the Convertible Note 1 are outlined below:

Amount outstanding: $250,000.00
Maturity Date: January 31, 2024
Interest Rate: 1.0%
Discount Rate: 0.0%
Valuation Cap: $9,000,000.00
Conversion Trigger: $1m+ investment round of preferred stock

Material Rights

$18,541.67 of interest has accumulated on the totality of the outstanding notes. Interest calculated as of 3/21/2023.

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Equity Securities to investors (the "Investors") on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $1,000,000 (including the conversion of the Notes and other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to the lesser of (i) 100% of the per share price paid by the Investors or (ii) the price equal to the quotient of $9,000,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes), and otherwise on the same terms and conditions as given to the Investors. Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes.

(b) In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the election of the Requisite Holders made at least five days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall be converted into shares of Common Stock of the Company at a conversion price equal to the quotient of $9,000,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

(c) If, after aggregation, the conversion of this Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(d) Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, (i) the Company will give the Holder at least five days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in lieu of the principal and interest that would otherwise be payable on the Maturity Date, the Company will pay the Holder the highest of the following two options: (ii)(a) an aggregate amount equal to 1.5 times the aggregate amount of principal and interest then outstanding under this Note in full satisfaction of the Company's obligations under this Note, or (ii)(b) the amount that would have been received if the aggregate amount of principal and interest then outstanding under this Note would have converted based on clause 3a.

(e) For purposes of this Note:

(i) "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

(ii) "Equity Securities" shall mean the Company's Preferred Stock or any securities conferring the right to purchase the Company's Preferred Stock or securities convertible into, or exchangeable for (with or without additional consideration), the Company's Preferred Stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the Company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this Note.

Convertible Note 2

The security will convert into Preferred stock and the terms of the Convertible Note 2 are outlined below:

Amount outstanding: $775,000.00
Maturity Date: March 01, 2024
Interest Rate: 1.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: $1m+ investment round of preferred stock

Material Rights

$18,541.67 of interest has accumulated on the totality of the outstanding notes. Interest calculated as of 3/21/2023.

Automatic Conversion. If a Qualified Financing occurs on or prior to the Maturity Date, then the outstanding principal amount of this Note and all accrued and unpaid interest on this Note shall automatically convert into fully paid and nonassessable shares of the preferred stock issued in such Qualified Financing at the Conversion Price.

Conversion Procedure. (i) Automatic Conversion. If this Note is to be automatically converted, written notice shall be delivered to Investor at the address last shown on the records of the Company for Investor or given by Investor to the Company for the purpose of notice, notifying Investor of the conversion to be effected, specifying the Conversion Price, the principal amount of the Note to be converted, together with all accrued and unpaid interest, the date on which such conversion is expected to occur and calling upon such Investor to surrender to the Company, in the manner and at the place designated, the Note. Upon such conversion of this Note, Investor hereby agrees to execute and deliver to the Company, and shall be bound upon such conversion by the obligations in, all transaction documents entered into by other purchasers participating in the Qualified Financing, including a purchase agreement, an investor rights agreement and other ancillary agreements, with customary representations and warranties and transfer restrictions (including, without limitation, a 180-day lock-up agreement in connection with an Initial Public Offering). Investor also agrees to deliver the original of this Note (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the holder agrees to indemnify the Company from any loss incurred by it in connection with this Note) at the closing of the Qualified Financing for cancellation; provided, however, that upon the closing of the Qualified Financing, this Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence. The Company shall, as soon as practicable thereafter, issue and deliver to such Investor a certificate or certificates (or a notice of issuance of uncertificated shares, if applicable) for the number of shares to which Investor shall be entitled upon such conversion, including a check payable to Investor for any cash amounts payable as described in Section 4(b)(ii). Any conversion of this Note pursuant to Section 4(a) shall be deemed to have been made immediately prior to the closing of the Qualified Financing and on and after such date the Persons entitled to receive the shares issuable upon such conversion shall be treated for all purposes as the record holder of such shares.

"Conversion Price" shall mean a price per share equal to 80% of the price per share paid by the other purchasers of the preferred stock sold in the Qualified Financing.

"Qualified Financing" is a transaction or series of transactions pursuant to which the Company issues and sells shares of its preferred stock for aggregate gross proceeds of at least $1,000,000 (excluding all proceeds from the incurrence of indebtedness that is converted into such preferred stock, or otherwise cancelled in consideration for the issuance of such preferred stock) with the principal purpose of raising capital.

Convertible Note 3

The security will convert into Preferred stock and the terms of the Convertible Note 3 are outlined below:

Amount outstanding: $550,000.00
Maturity Date: April 01, 2024
Interest Rate: 1.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: $1m+ investment round of preferred stock

Material Rights

$18,541.67 of interest has accumulated on the totality of the outstanding notes. Interest calculated as of 3/21/2023.

See Convertible Note 2 for material terms.

Convertible Note 4

The security will convert into Preferred stock and the terms of the Convertible Note 4 are outlined below:

Amount outstanding: $100,000.00
Maturity Date: August 01, 2024
Interest Rate: 1.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: $1m+ investment round of preferred stock

Material Rights

$18,541.67 of interest has accumulated on the totality of the outstanding notes. Interest calculated as of 3/21/2023.

See Convertible Note 2 for material terms.

Convertible Note 5

The security will convert into Preferred stock and the terms of the Convertible Note 5 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: September 21, 2024
Interest Rate: 1.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: $1m+ investment round of preferred stock

Material Rights

$18,541.67 of interest has accumulated on the totality of the outstanding notes. Interest calculated as of 3/21/2023.

See Convertible Note 2 for material terms.

Convertible Note 6

The security will convert into Preferred stock and the terms of the Convertible Note 6 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: October 03, 2024
Interest Rate: 1.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: $1m+ investment round of preferred stock

Material Rights

$18,541.67 of interest has accumulated on the totality of the outstanding notes. Interest calculated as of 3/21/2023.

See Convertible Note 2 for material terms.

Convertible Note 7

The security will convert into Preferred stock and the terms of the Convertible Note 7 are outlined below:

Amount outstanding: $150,000.00
Maturity Date: October 08, 2024
Interest Rate: 1.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: $1m+ investment round of preferred stock

Material Rights

$18,541.67 of interest has accumulated on the totality of the outstanding notes. Interest calculated as of 3/21/2023.

See Convertible Note 2 for material terms.

Convertible Note 8

The security will convert into Preferred stock and the terms of the Convertible Note 8 are outlined below:

Amount outstanding: $225,000.00
Maturity Date: January 31, 2025
Interest Rate: 1.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: $1m+ investment round of preferred stock

Material Rights

Interest calculated as of 3/21/2023.

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Equity Securities to investors (the "Investors") on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $1,000,000 (including the conversion of the Notes and other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to the lesser of (i) 100% of the per share price paid by the Investors or (ii) the price equal to the quotient of $10,000,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the

Notes), and otherwise on the same terms and conditions as given to the Investors. Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes.

(b) In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the election of the Requisite Holders made at least five days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall be converted into shares of Common Stock of the Company at a conversion price equal to the quotient of $10,000,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

(c) If, after aggregation, the conversion of this Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(d) Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, (i) the Company will give the Holder at least five days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in lieu of the principal and interest that would otherwise be payable on the Maturity Date, the Company will pay the Holder the highest of the following two options: (ii)(a) an aggregate amount equal to 1.5 times the aggregate amount of principal and interest then outstanding under this Note in full satisfaction of the Company's obligations under this Note, or (ii)(b) the amount that would have been received if the aggregate amount of principal and interest then outstanding under this Note would have converted based on clause 3a.

(e) For purposes of this Note:

(i) "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

(ii) "Equity Securities" shall mean the Company's Preferred Stock or any securities conferring the right to purchase the Company's Preferred Stock or securities convertible into, or exchangeable for (with or without additional consideration), the Company's Preferred Stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the Company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this Note.

SAFE note

The security will convert into Safe preferred stock (see below) and the terms of the SAFE note are outlined below:

Amount outstanding: $75,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Equity Financing, Liquidity Event or Dissolution Event (see below)

Material Rights

(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price. In connection with the automatic conversion of this Safe into shares of Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the

Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

Definitions

"Capital Stock" means the capital stock of the Company, including, without limitation, the "Common Stock" and the "Preferred Stock."

"Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Direct Listing" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"Discount Price" means the lowest price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"Dividend Amount" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"Initial Public Offering" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.

"Liquidity Price" means the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate.

"Proceeds" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"Safe" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"Safe Preferred Stock" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Discount Price; and (ii) the basis for any dividend rights, which will be based on the Discount Price.

"Standard Preferred Stock" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

What it means to be a minority holder

As a minority holder of Series A Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $2,060,600.00

Number of Securities Sold: 2,239,207
Use of proceeds: Operating capital, software development
Date: November 01, 2021
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: Software development, operations
  Date: March 30, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $775,000.00
  Use of proceeds: Software development, operations
  Date: May 07, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $550,000.00
  Use of proceeds: Software development, operations
  Date: May 09, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Software development, operations
  Date: August 11, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Software development, operations
  Date: September 28, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Software development, operations
  Date: October 25, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $150,000.00
  Use of proceeds: Software development, operations
  Date: October 18, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $75,000.00
  Use of proceeds: Software development, operations
  Date: October 24, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $1,144,236 compared to $ 2,954,868 in fiscal year 2022. 2021 was our first year of operation. In 2022 we expanded our markets Beyond Southern California, and extended to Arizona and Nevada. Well expanding geographically, we were aggressively building our technology back in, including our AI machine learning and algorithms. In 2021, our systems were capable of scanning 600,000 items per day in two cities, by the end of 2022, we were scanning 17 million items per day in 15 cities. We expanded our Marketing in the new markets, and increased our advertising spend.

Cost of sales

Cost of Sales for fiscal year 2021 was $892,704 compared to $2,545,439 in fiscal year 2022. Our cost of the goods sold increased proportionately to our increase in sales.

Gross margins

Gross margins for fiscal year 2021 were $251,532 compared to $409,429 in fiscal year 2022. Our gross margin percentage decreased from 28% in 2021, to 16% in 2022. Our decrease was primarily due to our expansion in new markets, and our lack of scale in those markets to achieve buying power from local suppliers. Margins in the building's material space are primarily driven by volume, and we understand as a young company our margins will increase over time, as our volume increases. In addition, as we expand our footprint nationwide, we will be in a better position to achieve national buying contracts with the larger wholesalers/distributors in the market. Our target gross margins at scale are >35%.

Expenses

Expenses for fiscal year 2021 were $1,248,695 compared to $2,720,230 in fiscal year 2022. Our increase in expenses was primarily driven by our addition of a warehouse, and expanding our vehicle fleet. In 2021, there were no feasible options for us to outsource delivery, so we built our own fleet of trucks and vans, and hired our own drivers to establish the market, and further refine our product market fit. In 2023, we have shifted to an outsourcing model, using an array of new partner delivery companies that will allow us to scale nationwide, have longer operating times, while significantly reducing our fixed operating costs.

Historical results and cash flows:

The Company is currently in the expansion stage and rapidly growing revenue. We are of the opinion the historical cash flows will not be indicative of the cash flow ratios expected for the future because of our move to outsourced delivery. A significant part of our operating expenses in 2022, were our fleet of trucks and drivers. The cost of the vehicles, maintenance, payroll, insurance, fuel and other items will not be present in 2023. Instead, we will have a variable operating expense per delivery that historically has been ~66% less per delivery than of our previous fixed cost model. Past cash was primarily generated through sales, sales of equity and convertible debt. Our goal is to materially reduce our relative delivery cost while continuing to invest in our technology and geographic expansion.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 28, 2023, the Company has capital resources available in the form of $502,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our expansion nationwide and our ongoing growth and operations.

Are the funds from this campaign necessary to the viability of the company? (Of the

total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 70% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for roughly 12 months. This is based on a monthly burn rate of $50,000 for expenses related to salaries and technology service, software development.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for roughly 22 months. This is based on a planned monthly burn rate of $70,000 for expenses related to salaries and technology service, software development.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including venture capital, strategic capital and high net worth angel investors.

Indebtedness

- **Creditor:** SBA
  Amount Owed: $48,780.00
  Interest Rate: 3.75%
  Maturity Date: January 01, 2050

- **Creditor:** Convertible Notes to various investors
  Amount Owed: $2,150,000.00
  Interest Rate: 1.0%
  See the company securities section for material terms related to the various convertible notes outstanding

- **Creditor:** Stephen Forte
  Amount Owed: $405,563.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2024
  Various maturity dates and valuation caps

Related Party Transactions

- **Name of Entity:** Stephen Forte
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Amount owed: $405,563 Interest rate: 0%
  Material Terms: Maturity date: 2024 Material terms: Various maturity dates and valuation caps

Valuation

Pre-Money Valuation: $36,956,828.00

Valuation Details:

Our pre-money valuation is based on the assumption that the opportunity, total addressable market, financial projections, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated incorporating the below:

Market Growth & Trends

The housing, renovation and building Market has been strong the last few decades. Existing incumbents such as the Home Depot and Lowe's, have seen their share prices double since 2020. In addition, consumers have become accustomed to the convenience of e-commerce products such as Amazon Prime. We believe our ability to bring innovation and convenience to such a large industry will make a significant impact.

Comparable Competitor Companies

We can certainly use the Canadian company as a benchmark. RenoRun had what our sources tell us an $800 valuation based off $30m trailing Revenue. Using their calculation, that would set our valuation at $80m. We then gave that valuation a discount for the markets as they have adjusted since February of 2022, and calculated the number of $37m after Consulting several advisors.

BuildClub is a very different business model than RenoRun, which we believe makes us more valuable and scalable. Although the companies may look similar by their service of delivering materials on demand, there are a few key differentiating points:

- RenoRun stocks material in their own warehouses. This makes the company very capital inefficient, and not much different from big box stores. BuildClub holds no inventory, but uses the city as its warehouse. There are many traditional suppliers with supplies throughout the city and BuildClub focuses its expertise on sourcing materials using AI and machine visions scanning 17m products per day to find the items needed at the best prices.

- RenoRun uses its own vehicles and staff to deliver material, a significant fixed cost to delivery. BuildClub used its own vehicles initially upon launch to learn the market but has since shifted to a 100% Outsource model. When using our own vehicles and staff, the average delivery cost to the company was $200... Outsourcing, our average cost is $60 and entirely variable and available nationwide allowing us to scale faster with less capital.

- RenoRun is based in Canada and in 2022 had over 500 employees in Montreal alone adding significant cost with expensive staff. BuildClub has much of its team outside of the US offering more affordable rates and because of our outsource model we do not need to add significant staff levels locally.

- BuildClub is a scalable digital-first company leveraging the latest AI technology and fleet outsourcing to reinvent the building materials supply chain.

Management's Prior Achievements & Success

The Company's founder has a long track record of success and experience in growing business in the B2B supply chain space. In addition, the Company has demonstrated compelling product/market fit as demonstrated in its market traction.

This pre-money valuation was calculated internally by the company without the use of any formal independent third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The company only has common stock currently outstanding. In making this calculation, we have assumed:

(i) all outstanding options and warrants are exercised; and

(ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $2,150,000 in Convertible Notes outstanding and $75,000 of SAFEs. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  8.5%
  We plan to continue marketing our services through online and other methods as we open new markets throughout the U.S.

- *Research & Development*
  39.0%
  We are going to further develop our big data, AI/machine learning, data science, ecommerce website and mobile apps to be leaders in the industry

- *Company Employment*
  9.0%
  We plan to expand our back office operations and customer service teams to manage the growing sales and new markets.

- *Operations*
  19.0%
  We need to grow our operational capability as we expand to new markets in the U.S.

- *Working Capital*
  18.0%
  We plan to use a portion of the capital for working capital necessary as we have an increase in corporate accounts that will be purchasing on terms rather than paying immediately on credit card.

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.buildclub.com/ (BuildClub.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/buildclub

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR BuildClub, Inc.

[See attached]

BuildClub, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
BuildClub, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 10, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	490,045	548,409
Accounts Receivable	15,768	13,335
Prepaid Expenses	23,534	-
Inventory	900	-
Security Deposits	9,300	14,300
Other	422	-
Total Current Assets	539,969	576,044
Non-current Assets		
Leased Vehicles, net of Accumulated Depreciation	92,889	229,411
Intangible Assets: Development Costs, net of Accumulated Amortization	151,978	339,149
Total Non-Current Assets	244,866	568,559
TOTAL ASSETS	784,836	1,144,604
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	65,026	48,794
Accounts Payable - Related Party	-	5,382
Interest Payable	16,875	1,875
Notes Payables	1,626	-
Notes Payable - Related Party	405,563	405,563
Sales Taxes Payable	40,800	17,167
Other Payable	9,660	14,937
Total Current Liabilities	539,550	493,717
Long-term Liabilities		
Leases Payable	92,889	229,411
Notes Payables	47,154	50,000
Convertible Notes	1,925,000	-
Future Equity Obligations	75,000	-
Total Long-Term Liabilities	2,140,043	279,411
TOTAL LIABILITIES	2,679,593	773,127
EQUITY		
Common Stock	824	-
Additional Paid in Capital	2,204,091	2,204,915
Accumulated Deficit	(4,099,672)	(1,833,439)
Total Equity	(1,894,757)	371,476
TOTAL LIABILITIES AND EQUITY	784,836	1,144,604

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	2,954,868	1,144,236
Cost of Revenue	2,545,439	892,704
Gross Profit	409,429	251,532
Operating Expenses		
Advertising and Marketing	512,980	163,806
General and Administrative	1,587,126	732,020
General and Administrative - Related Party	-	5,382
Research and Development	197,221	10,210
Rent and Lease	128,925	51,258
Depreciation	106,808	57,353
Amortization	187,171	228,666
Total Operating Expenses	2,720,230	1,248,695
Operating Income (loss)	(2,310,801)	(997,163)
Other Income		
Grant Income	59,603	-
Total Other Income	59,603	-
Other Expense		
Interest Expense	15,035	1,875
Total Other Expense	15,035	1,875
Earnings Before Income Taxes	(2,266,233)	(999,038)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(2,266,233)	(999,038)

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/2021	7,156,250	716	1,069,284	(834,401)	235,598
Issuance of Common Stock	1,082,957	108	-	-	108
Additional Paid in Capital	-	-	1,134,807	-	1,134,807
Net Income (Loss)	-	-	-	(999,038)	(999,038)
Ending Balance 12/31/2021	8,239,207	824	2,204,091	(1,833,439)	371,476
Net Income (Loss)	-	-	-	(2,266,233)	(2,266,233)
Ending Balance 12/31/2022	8,239,207	824	2,204,091	(4,099,672)	(1,894,757)

Statement of Cash Flows

	Year Ended December 31,	
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(2,266,233)	(999,038)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	106,808	57,353
Amortization	187,171	228,666
Accounts Payable and Accrued Expenses	16,232	25,329
Accounts Payable - Related Party	(5,382)	91,741
Accrued Interest	15,000	1,875
Inventory	(900)	-
Accounts Receivable	(2,433)	(13,335)
Prepaids	(23,534)	-
Other	28,956	17,167
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	321,918	408,795
Net Cash provided by (used in) Operating Activities	(1,944,315)	(590,243)
INVESTING ACTIVITIES		
Leased Assets	(117,829)	(48,496)
Development Costs	-	(334,476)
Security Deposits	5,000	(9,300)
Net Cash provided by (used by) Investing Activities	(112,829)	(392,272)
FINANCING ACTIVITIES		
Notes Payable Issuance & Repayments	(1,220)	-
Convertible Notes	2,000,000	-
Issuance of Common Stock	-	108
Additional Proceeds from the sale of Common Stock	-	1,134,807
Net Cash provided by (used in) Financing Activities	1,998,780	1,134,915
Cash at the beginning of period	548,409	396,010
Net Cash increase (decrease) for period	(58,364)	152,399
Cash at end of period	490,045	548,409

BuildClub, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

BuildClub, Inc. ("the Company") was formed in Delaware on August 29th, 2016. The Company was created to be a on-demand provider of building materials to contractors and homeowners in the United States. The Company was founded in Silicon Valley and is positioned to disrupt the building material supply chain by serving its customers faster, easier, and more effectively than traditional building materials suppliers by using AI, big data, and other technologies.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, GCS Development, LLC a California Limited Liability Company formed on August 26th, 2021. All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of delivery. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Grant Income

The Company received an SBA EIDL grant resulting in other income totaling $59,603 in 2022.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31st, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Leased Vehicle & Forklift	5	110,894	(18,006)	-	92,889
Grand Total	**-**	**110,894**	**(18,006)**	**-**	**92,889**

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/22
Development Costs	3	1,135,019	(983,041)	-	151,978
Grand Total	**-**	**1,135,019**	**(983,041)**	**-**	**151,978**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Rent and Lease

The Company had a lease for its warehouse in Tarzana, California. The lease payments were $8,295 per month and had a two-year duration starting November of 2021. On December 27th, 2022, the Company decided to terminate the agreement. See Note 7 – Subsequent Events disclosure for additional details.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2021	446,600	$1.1
Granted	228,750	$1.1
Exercised	-	$-
Expired/cancelled	(33,750)	$1.1
Total options outstanding, December 31, 2022	641,600	$1.1
Granted	270,000	$1.1
Exercised	-	$-
Expired/cancelled	(174,485)	$1.1
Total options outstanding, December 31, 2022	737,115	$1.1
Options exercisable, December 31, 2022	300,330	$1.1

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2021	316,392	$-
Granted	228,750	$-
Vested	(114,190)	$-
Forfeited	(33,750)	$-
Nonvested options, December 31, 2022	397,202	$-
Granted	270,000	$-
Vested	(180,417)	$-
Forfeited	(50,000)	$-
Nonvested options, December 31, 2022	436,785	$-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into various loans with shareholders resulting in a liability of $405,563 as of December 31st, 2022. The loans do not accrue interest and are due on demand.

In 2021, an officer paid various credit card expenses of $5,382, for which the Company had a payable in the same amount as of December 31st, 2021. The amount did not accrue interest, was due on demand, and was fully paid off in 2022.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Leases Payable:

The Company entered into various leases throughout its existence. The economic substance of these leases is that the Company is financing the acquisition of the assets through the lease, and, accordingly, it is recorded in the Company's assets and liabilities.

The following is an analysis of the leased assets included in Property and Equipment:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Leased Vehicle & Forklift	5	110,894	(18,006)	-	92,889
Grand Total	**-**	**110,894**	**(18,006)**	**-**	**92,889**

Minimum Lease Payments 5 Years Subsequent to 2022	
Year Ending December 31,	**Payment**
2023	76,428
2024	5,487
2025	5,487
2026	5,487
2027	-
Thereafter	-

Convertible Notes, Notes Payable, and Simple Agreements for Future Equity:

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 1%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2024. Payment is required if demanded by the holder at maturity. The notes are convertible into shares of the Company's preferred stock at a 20% discount during a change of control or qualified financing event. A few of the convertible notes are subject to a valuation cap. The valuation caps of the convertible notes with valuation caps was $9M. The Company accrued interest of $13,125 as of December 31st, 2022, related to these notes.

On May 22, 2020, entered into an SBA loan for $50,000. The loan has a monthly payment of $244 and with interest of 3.75% and maturity of May 22nd, 2050. The Company accrued interest of $3,750 as of December 31st, 2022, related to these notes. The balance of the loan was $48,780 as of December 31st, 2022.

Simple Agreements for Future Equity (SAFE) - The Company entered into a SAFE agreement (Simple Agreement for Future Equity) with Suffolk Technologies. The SAFE agreement has no maturity date and bears no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. The SAFE agreement does not have a valuation cap.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Convertible Notes	1,925,000	1%	2024	-	1,925,000	1,925,000	13,125	-	-	-	-
Shareholder Loans	405,563	None	Due on Demand	405,563	-	405,563	-	-	405,563	405,563	-
SBA Loans	50,000	3.75%	2050	1,626	47,154	48,780	3,750	1,220	48,780	50,000	1,875
Total				407,189	1,972,154	2,379,343	16,875	1,220	454,343	455,563	1,875

Debt Principal Maturities 5 Years Subsequent to 2022	
Year	Amount
2022	407,189
2023	1,626
2024	1,926,626
2025	1,626
2026	1,626
Thereafter	40,650

*The SAFEs mature during a change of control or qualified financing event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares with a par value of $0.0001 per share. 8,239,207 shares were issued and outstanding as of 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 10, 2023, the date these financial statements were available to be issued.

The Company has entered into a convertible note agreement with an existing investor for the purposes of funding operations. The interest on the note was 1%. The amount is to be repaid at the demand of the holder prior to conversion with a maturity in 2025. The note is convertible into shares of the Company's common stock without any discount during a change of control or qualified financing event.

The Company decided to exit its warehouse lease in Tarzana on January 31st, 2023, in return for a penalty payment to the landlord. The Company agreed to pay $23,189 to exit the lease 9 months early. The Company has secured an alternate warehouse to a class A office building in a furnished office with a month-to-month lease of $3,500.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]













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INVEST IN THE BUILDCLUB TODAY!

On-Demand Building & Home Improvement Supplies

The BuildClub is a Silicon Valley startup that offers same-day, on-site delivery of building materials – 7 days a week. Leveraging AI and Machine Learning technology, The BuildClub ...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

THE BUILDCLUB
FINISH FASTER
On-Demand Building Materials
1 HOUR!

$0 Raised

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

Earn 10% Bonus Shares
LOYALTY BONUS

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$4.00 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	VALUATION
$248	$36.96M

REASONS TO INVEST

- The BuildClub has demonstrated significant growth and market traction. Since their launch a short 2 years ago, BuildClub has completed 5,000 deliveries of over 240,000 items. With 50,000 users registered on their website, 300,000+ website visitors per month and 10,000 active customers, say goodbye to traffic and the long lines at home improvement stores.
- According to recent data, the U.S. construction category is a $250B industry and within this sector, there is a $9B addressable "need it now" market. Additionally, the industry is composed of more than 680K employers, with over 7M employees, responsible for nearly $1.3T in new construction projects each year.
- The BuildClub's CEO and founder, Stephen Forte, possesses a level of industry experience that is rare in the startup space. Throughout his career he has cultivated an extensive background in B2B supply chain logistics, mobile apps and software, with 15 awarded. Managing public and private companies with operations in 63 countries, Forte has executed meaningful exits from

*Market information provided by (source)

THE PITCH

The BuildClub's mission is to liberate contractors and homeowners from the inefficiency of sourcing building supplies and materials. Providing a disruptive alternative to home improvement stores and wholesale houses, we offer same-day, on-site delivery, at the click of a button, and at a highly competitive price point. Since launching, we have been on the fast-track for growth, setting the stage for expansion into 15 additional cities in 2023. The BuildClub has raised $4M in funding from over 40 CEOs in the construction, building materials, finance











venture, and manufacturing sectors in addition to venture capital and a $5b construction company.

LAB VENTURES | SUFFOLK

+258%
GROWTH IN 2022

$3M
IN ANNUAL REVENUE

From roofing and lumber to plumbing and electrical materials, our AI algorithms aggregate the buying process — scanning

15M+ PRODUCTS PER DAY IN **14 CITIES** FROM **225 SUPPLIERS**

allowing us to find the best possible price and pass additional savings on to our customers.

AVERAGE TRANSACTION VALUE

$1,000
$500
$972
MORE THAN
10x HIGHER



$0 —— **$85** —— **$96** ——

Home Depot   Lowes   BuildClub

Streamlined Sourcing, Shopping, and Delivery For Everything You Need To Build

The BuildClub was created to offer an intelligent tech-based sourcing solution for building materials and home improvement supplies. On our online platform, everyone from homeowners to contractors can skip the trip and have everything delivered directly, so they never have to waste time traveling off-site or shopping around for the best price.



We offer warehousing and last mile logistics making it easy for owners to purchase their own project materials and **save big bucks.**

From roofing and lumber to plumbing and electrical materials, our AI algorithms aggregate the buying process – scanning over 15M products per day in 14 cities, from 225 suppliers – allowing us to find the best possible price and pass additional savings on to our customers.

















THE BUILDCLUB
(888) 423-0323
BUILDING MATERIALS
DELIVERED IN
1 HOUR!

We track **17 million building products** per day in **15 cities**, monitoring pricing and inventory levels.
THE BUILDCLUB
(888) 423-0323

THE PROBLEM & OUR SOLUTION

Outsourcing Material Acquisition and Delivery For Maximum On-Site Efficiency

30%

OF CONTRACTOR'S TIME wasted on material acquisition, logistics and onsite movement

6

THE AVERAGE NUMBER of weekly supply runs by a typical subcontractor

Before The BuildClub, sourcing and acquiring building materials meant traveling to multiple big box outlets and specialty stores. It's also been our observation that the market offers very few options for getting materials delivered quickly. At the job site, contractors typically have to work with multiple vendors and receive items on a staggered timeline, which costs valuable time and creates overly complicated logistics.

DAILY PRICE ADJUSTMENTS

10:41
THE BUILDCLUB
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10:41
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BEST PURCHASING STRATEGY



DAILY MONITOR



In order to overcome these inefficiencies, what The BuildClub has developed is a one-stop-shop solution, with the capability to source all materials and expedite delivery on-demand. As a result, contractors are able to stay on the job site, doing what they do best, and our DIY customers have more free time to complete projects without ever leaving home. Regardless of the size and scope of your project, The BuildClub will deliver exactly what you need, when and where you need it, and all at the same price or less than traditional suppliers.



Awards

The company has received multiple recognitions within our industry. In 2022 The BuildClub was chosen by Suffolk Construction – a $6B construction company – to be part of its BOOST program cohort, receiving an investment from Suffolk.

And in 2023, we were selected by Cemex Ventures as one of the top 50 ConTech startups ([source](#)).

THE MARKET & OUR TRACTION

Achieving Five-Star Success With $3M
Annual Revenue and Over 240K Items

Annual Revenue and Over 240K Items Delivered

The BuildClub launched in March 2021 and in just under two years, we have tripled our annual revenue to over $3M, converting 10,000 contractors and homeowners into loyal customers. We have completed over 5,000 transactions, delivering over 240K items and our services have earned The BuildClub over 150 5-star Google customer reviews. Today, the site has nearly 50K registered users, and continues to grow, attracting as many as 400K unique visitors each month.

The BuildClub has successfully introduced its scalable model in California, Nevada, and Arizona, and is now on track to launch in 15 additional cities, tracking over 200M building material products per day in 30 metro areas nationwide. In addition to geographic growth we plan to expand our business segments with large contractors and government agencies, including the U.S. Department of Defense.

Patrick McShane
★ ★ ★ ★ ★

Thanks for the timely delivery and very professional! 👍 Wood that was delivered was straight and in great condition! Will be using BuildClub again in the near future.

Pamela Bundy
★ ★ ★ ★ ★

These guys are the best and amazing with communication. I was installing tile when I ran out and couldn't find it anywhere online. Several companies showed they had it but when I called they were out No one offered to help me find the tile until I called The Build Club.

James Bitonti
★ ★ ★ ★ ★

All the materials were delivered to me extremely quick, all the staff was pleasant from the reps on the phone to the delivery driver who brought the material. The fee was extremely low for the quality of service that was provided and I would recommend this to anyone. Will be using again without a doubt!

150+ 5 STAR GOOGLE REVIEWS

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

WHY INVEST

We've Laid The Foundation For Future Growth, Now Come Build With Us!

Building on our own model for success and scaling our national footprint, The BuildClub will soon be expanding nationwide in 15 additional metropolitan markets, and we believe as our volume grows, so will our margins. With support from funding, next steps for the company include developing a subscription model, piloting enterprise offerings, and enhancing our platform's capabilities to include more customer-facing software tools.

Although The BuildClub has a coveted term sheet from a Silicon Valley venture firm, we want to partner with our customers, contractors, home owners and DIY pros and we're excited to have you be a part of our big plans. Become an investor with us today!



ABOUT

HEADQUARTERS

**530 Lytton Avenue, 2nd Floor
Palo Alto, CA 94301**

WEBSITE

View Site ↗

The BuildClub is a Silicon Valley startup that offers same-day, on-site delivery of building materials – 7 days a week. Leveraging AI and Machine Learning technology, The BuildClub provides a disruptive alternative to home improvement stores and wholesale warehouses. The Company is currently operating in California, Arizona, and Nevada, and has grown 258% in 2022 generating an annual revenue of $3M, and is poised to launch an additional 15 cities in 2023. The BuildClub allows contractors and homeowners to skip the trip, and finish faster.

TEAM

Stephen Forte
Founder, Chief Executive Officer and Sole Director

Stephen is the Founder and CEO of The BuildClub, the leading on-demand building materials supplier.

Mr. Forte is an expert in mobile apps and software with 28 patents filed and 15 awarded. Mr. Forte has founded and had meaningful exits from multiple tech startups, has been CEO of public and private companies, managed operations in 63 countries, and led P&Ls from startups to over US$1 billion.





Pavel Kirakosyan
Director of Engineering

Pavel is a seasoned engineer manager over 7 years of experience in the field and overall 12 years in software development. Since then

Andrew Barron
Operations Manager

Operations Manager at The BuildClub. As the Operations and Logistics Coordinator, Andrew plays a key role in ensuring that our day-

Omar Dickens
Operations and Logistics Coordinator

As a Coordinator, Omar plays a key role in ensuring that our day-to-day orders and deliveries run smoothly

Stephen Forte
Founder, Chief Executive Officer and Sole Director

Stephen is the Founder and CEO of The BuildClub, the leading on-demand building materials supplier.

Mr. Forte is an expert in mobile apps and software with 28 patents filed and 15 awarded. Mr. Forte has founded and had meaningful exits from multiple tech startups, has been CEO of public and private companies, managed operations in 63 countries, and led P&Ls from startups to over US$1 billion.





Pavel Kirakosyan
Director of Engineering

Pavel is a seasoned engineer manager over 7 years of experience



Andrew Barron
Operations Manager

Operations Manager at The BuildClub. As the Operations and

Omar Dickens
Operations and Logistics Coordinator

As a Coordinator, Omar plays a key



Pavel Kirakosyan
Director of Engineering

Pavel is a seasoned engineer manager over 7 years of experience in the field and overall 12 years in software development. Since then he was a part of different startups, managing and building development teams and products. The variety of products he built and managed gave him a key a to open the door of different technologies and ecosystems.



Andrew Barron
Operations Manager

Operations Manager at The BuildClub. As the Operations and Logistics Coordinator, Andrew plays a key role in ensuring that our day-to-day orders and deliveries run smoothly and efficiently. Dedicated to ensuring that our customers receive their products on time and in perfect condition.



Omar Dickens
Operations and Logistics Coordinator

As a Coordinator, Omar plays a key role in ensuring that our day-to-day orders and deliveries run smoothly and efficiently. He is edicated to ensuring that our customers not only receive their products on time and in perfect condition, but also have nothing short of an amazing and hassle-free experience





manager over 7 years of experience in the field and overall 12 years in software development. Since then he was a part of different startups, managing and building development teams and products. The variety of products he built and managed gave him a key a to open the door of different technologies and ecosystems.



BuildClub. As the Operations and Logistics Coordinator, Andrew plays a key role in ensuring that our day-to-day orders and deliveries run smoothly and efficiently. Dedicated to ensuring that our customers receive their products on time and in perfect condition.



As a Coordinator, Omar plays a key role in ensuring that our day-to-day orders and deliveries run smoothly and efficiently. He is edicated to ensuring that our customers not only receive their products on time and in perfect condition, but also have nothing short of an amazing and hassle-free experience







Adrian Trujillo
Customer Service Manager

Adrian is an experienced Sales and Customer Service Manager with 12 years of experience in the Customer Experience industry. I currently work for The BuildClub, a leading online marketplace for construction materials and tools.

He oversees all aspects of the sales process and to ensure excellent customer satisfaction. He is responsible for developing and implementing sales strategies, managing sales pipelines, and building strong relationships with customers.

Adrian is a results-driven individual with a proven track record of achieving and exceeding his goals working with our customers, suppliers, and internal teams.



Monica Portillo
Customer Service Manager

Monica is our friendly customer service representative who's passionate about helping people. She has extensive experience in providing excellent customer service and is known for her ability to build strong relationships with clients. Monica is committed to ensuring customer satisfaction for both English and Spanish-speaking folks and has a proven track record of resolving issues quickly and effectively. With her warm demeanor and strong communication skills, Monica is part of our Customer Service Team.





Carolina Reyes
Customer Service

Carolina has a decade of experience in customer service and logistics. She has worked complex Logistics solutions for large and small companies, and as expert at meeting customers needs.

Maksym Dicktor
Data Scientist / Python Developer

Full Stack Developer with over 10 years of experience in the field. He holds a Master's degree in Computer Engineering and has honed his craft with a wealth of experience and knowledge.

Maksim's expertise spans a wide range of areas, including Data Analytics, Relational Databases & Non-Relational Databases, Data Structure & Algorithms, Machine Learning/Deep Learning Algorithm, Linux, Big data, Caching mechanisms, Web Architecture, Python, JS, and PHP. He is well-versed in these technologies and has the ability to use them to create innovative and effective solutions.

Throughout his career, Maksim has worked on numerous projects that have allowed him to showcase his talents. He has developed software for a variety of industries, including healthcare, finance, and education. His ability to tackle complex mechanisms, Web Architecture, Python, JS, and PHP. He is well-versed in these technologies and has the ability to use them to create innovative and effective solutions.

Throughout his career, Maksim has worked on numerous projects that have allowed him to showcase his talents. He has developed software for a variety of industries, including healthcare, finance, and education. His ability to tackle complex challenges and deliver results has earned him a reputation as a skilled

Lilit Sargsyan
Test Engineer

Lilit is a QA specialist with experience of 4 years in web and mobile applications. She is sure, that looking at the same product with many angels and different perspectives in details helps to find bugs and make the product user friendly, easy to use, and nice to look at.

Lilit works approximately 10-20 hours per week for BuildClub.



Artur Garbuzyan
Front end developer

Artur is a passionate JavaScript developer with 5+ years of experience.

Being a developer for him means getting excited when a program runs from scratch and performs its purpose, not being able to rest when there is a bug in the program, and acting to fix it, breathe the world of programming, learn new things, and admire this world over and over again.

Artur works approximately 10-20 hours per week for BuildClub.



hours per week for BuildClub.



and reliable developer.

With his knowledge, skills, and passion, he has the potential to make a lasting impact on the field of data analytics and beyond.

Maksym works approximately 10-20 hours per week for BuildClub.



Shahen Antonyan
Senior mobile engineer

Shahen is a seasoned mobile engineer around 10 years of experience in the field. His huge experience in mobile development, his self learning skills and ambitions to be always be up to date with current development stacks, makes him one of the best specialists in the field.

Shahen works approximately 10-20 hours per week for BuildClub.



Shahen is a seasoned mobile engineer around 10 years of experience in the field. His huge experience in mobile development, his self learning skills and ambitions to be always be up to date with current development stacks, makes him one of the best specialists in the field.

Shahen works approximately 10-20 hours per week for BuildClub.



TERMS
The BuildClub

Overview

PRICE PER SHARE
$4

VALUATION
$36.96M

DEADLINE ⓘ
Jun 30, 2023

FUNDING GOAL ⓘ
$15k - $1.24M

Breakdown

MIN INVESTMENT ⓘ
$248

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ

ASSET TYPE

$1,235,000

Preferred Stock

MIN NUMBER OF SHARES OFFERED
3,750

SHARES OFFERED
Series A Preferred Stock

MAX NUMBER OF SHARES OFFERED
308,750

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based Perks

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive 5% off first order

Tier 2 Perk — Invest $1000+ and receive 10% off first order

Tier 3 Perk — Invest $5,000+ and receive 10% off first order + BuildClub swag

Tier 4 Perk — Invest $10,000+ and receive 15% off first order + BuildClub swag + 5% bonus shares

Tier 5 Perk — Invest $25,000+ and receive 20% off first order + Zoom call with founder + BuildClub swag + 10% bonus shares

Tier 6 Perk — Invest $50,000+ and receive 10% off all orders for 1 year + BuildClub swag + dinner with founder + 15% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

BuildClub will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $4 per share, you will receive 110 Preferred Shares, meaning you'll own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Loyalty Bonus - Loyalty Bonus: Receive 10% bonus shares in BuildClub's current offering on StartEngine if you've (i) previously invested in this issuer, (ii) have previously purchased from BuildClub as a customer; or (iii) indicated interest by signing up to receive news regarding the offering on BuildClubs's domain (iiii) are a member of YPO. Note: Loyalty Bonus is awarded via investor email address and investors who qualify for this bonus in multiple ways will receive maximum 10% bonus shares from the Loyalty Bonus.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

PRESS

Digital Journal

Digital Journal

BuildClub, the on-demand supplier of building materials Gears up for Launch in 15 Cities in 2023

View Article

Market Watch

BuildClub, the on-demand supplier of building materials Gears up for Launch in 15 Cities in 2023

View Article

ConstructionDive

BuildClub, the "Amazon Prime for Contractors" Gears up for adding 15 Cities in 2023

View Article

Show More Press

ALL UPDATES

Show More Updates

10% **Loyalty Bonus**
Loyalty list will receive 10% bonus shares.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into The BuildClub.

JOIN THE DISCUSSION

SP

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

| SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED |

WHY STARTENGINE?

 **REWARDS**
We want you to succeed and get the most out of your money by offering rewards and memberships!

 **SECURE**
Your info is your info. We take pride in keeping it that way!

 **DIVERSE INVESTMENTS**

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

It's only been 2 years since launching The Build Club in California, yet we've expanded to 15 cities in California, Nevada, and Arizona and converted 10,000 contractors and homeowners into loyal customers who can't live without us.

I'm Stephen Forte, founder of The BuildClub.

We're like Amazon Prime for building materials—a sourcing and logistics company that delivers same-day, directly to homes and job sites, at prices as good or better than traditional suppliers.

You see, the small business contractors who make up 98% of the industry only make money when they're swinging a hammer at a job site. Yet they waste a ton of billable time sourcing building materials, earning nothing.

And the homeowners who've spent $600 billion dollars on DIY projects in the last 3 years have it just as bad... home improvements have always meant braving that special hell otherwise known as a big box store on a Saturday morning... before trying to get those materials home.

So we created "the easy button" for the construction industry. We scan 17 million products per day, leveraging AI and big data analytics to give our customers a consolidated buying power they can't get on their own.

For our customers choosing us is a no-brainer: we allow contractors to "skip the trip, and finish faster"—completing more projects and making more money.

And homeowners get what they need, when they need it, at the same price or less without the hassles of the store.

It's that simple.

I've dedicated nearly 3 decades of my career to supply chain, construction, and technology — and invested $1 million dollars of my own money, to make The Build Club the thriving hub where these 3 worlds meet.

Empowering our customers to succeed is why we get out of bed in the morning, and this raise is our chance to partner with YOU.

We have big plans for our next stage of growth. We're planning on expanding nationwide to 15 more metro areas in 2023, from New York and Florida to Texas and Pennsylvania.

We believe that at least 1% of home improvement store customers would prefer the "easy button" of faster delivery and lower prices, over long lines and higher prices, and because of this, we believe that we have a potential $2 billion dollar sales opportunity.

Let's build that future together. Become an investor today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



Service Request# 20231612783

State of Delaware

SECRETARY OF STATE
DIVISION OF CORPORATIONS
P.O. BOX 898
DOVER, DELAWARE 19903

8003931
STEPHEN FORTE
4300 PARK GRANADA
SUITE 202
BEVERLY HILLS, CA 91302

04-25-2023

DESCRIPTION		AMOUNT
6100887 - BUILDCLUB, INC.		
0245E Restated Stock		
	Amendment Fee	$30.00
	Receiving/Indexing	$115.00
	Surcharge Assessment-New Castle County	$6.00
	Page Assessment-New Castle County	$72.00
	Data Entry Fee	$5.00
	Court Municipality Fee, Wilm.	$20.00
	Expedite Fee, Two Hour	$500.00
	TOTAL CHARGES	$748.00
	TOTAL PAYMENTS	$748.00
	BALANCE	$0.00

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:25 AM 04/25/2023
FILED 11:25 AM 04/25/2023
SR 20231612783 - File Number 6100887

FIRST AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BUILDCLUB, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Buildclub, Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), hereby certifies as follows:

A. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on August 30, 2016 as Collar.Tech Inc. All amendments to the Certificate of Incorporation reflected herein have been duly authorized and adopted by the Corporation's Board of Directors and stockholders in accordance with the provisions of Sections 242 and 245 of the Delaware General Corporation Law.

B. The text of the Amended and Restated Certificate of Incorporation, as amended, is hereby amended and restated in its entirety to read as follows:

Article I

The name of the corporation is Buildclub, Inc. (the "**Corporation**").

Article II

The address of the registered office of the Corporation in the State of Delaware is 651 N. Broad St., Suite 201, City of Middletown, County of New Castle, 19709, and the name of its registered agent at such address is United States Corporation Agents, Inc.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that this corporation is authorized to issue is 12,160,000 shares. The total number of shares of common stock authorized to be issued is 10,700,000, par value $0.0001 per share (the "**Common Stock**"). The total number of shares of preferred stock authorized to be issued is 1,460,000, par value $0.0001 per share, all of which are designated "**Series A Preferred Stock**."

The relative rights, preferences, privileges and restrictions granted to or imposed upon the respective classes of the shares of capital stock or the holders thereof are as follows:

1.   Definitions. For purposes of this ARTICLE IV, the following definitions shall apply:

(a)   "**Conversion Price**" shall mean $4.00 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein, including, but not limited to, the adjustments set forth in Sections 3(d)-(f)).

(b)   "**Deemed Liquidation Event**" shall be deemed to be occasioned by, or to include, (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Company held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Company; or (iii) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary. The treatment of any transaction or series of related transactions as a Deemed Liquidation Event pursuant to clause (i) or (ii) of the preceding sentence may be waived with respect to any series of Preferred Stock by the consent or vote of a majority of the outstanding shares of such series.

(c)   "**Distribution**" shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise (other than dividends on Common Stock payable in Common Stock, or other securities of the Corporation) or the purchase or redemption of shares of the Corporation by the Corporation or its subsidiaries for cash or property, including, but not limited to, in connection with a Deemed Liquidation Event, other than (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of capital stock of the Corporation in connection with the settlement of disputes with any shareholder, and (iv) any other repurchase or redemption of capital stock of the Corporation approved by the Board of Directors.

(d)   "**Original Issue Price**" shall mean $4.00 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth herein, including, but not limited to, the adjustments set forth in Sections 3(d)-(f)).

(e)   "**Recapitalization**" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

(f)   "**Series A Liquidation Preference**" shall mean $1.00 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein, including, but not limited to, the adjustments set forth in Sections 3(d)-(f)).

2.   Liquidation Rights.

(a)   Series A Liquidation Preference. In the event of any Deemed Liquidation Event, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any Distribution to the holders of the Common Stock, by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the Series A Liquidation Preference. If upon a Deemed Liquidation Event, the assets of the Corporation legally available for distribution to the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 2(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 2(a).

(b)   Remaining Assets. After the payment or setting aside for payment to the holders of Series A Preferred Stock of the full amounts specified in Section 2(a) above, the entire remaining assets of the Corporation legally available for distribution shall be distributed *pro rata* to holders of Common Stock in proportion to the number of shares of Common Stock held by them.

(c)   Shares not Treated as Both Series A Preferred Stock and Common Stock in any Distribution. Shares of Series A Preferred Stock shall not be entitled to be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, without first forgoing participation in the Distribution, or series of Distributions, as shares of Series A Preferred Stock.

(d)   Valuation of Non-Cash Consideration. If any assets of the Corporation distributed to shareholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors.

3.   Conversion. The holders of the Series A Preferred Stock shall have conversion rights as follows:

(a)   Automatic Conversion. Each share of Series A Preferred Stock shall automatically be converted into a number of fully-paid, non-assessable shares of Common Stock as determined by dividing the Original Issue Price by the then effective Conversion Price for such share (the "**Conversion Rate**"): (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the

3

Securities Act of 1933, as amended (the "**Securities Act**"), covering the offer and sale of the Common Stock, or (ii) upon the receipt by the Corporation of a written consent for such conversion from the holders of a majority of the Series A Preferred Stock then outstanding (voting as a single class and on an as-converted basis), or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i) and (ii), are referred to herein as an "**Automatic Conversion Event**").

(b) <u>Voluntary Conversion</u>. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into that number of fully-paid, nonassessable shares of Common Stock, at the then effective Conversion Rate.

(c) <u>Mechanics of Conversion</u>. No fractional shares of Common Stock shall be issued upon conversion of Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Series A Preferred Stock held by each holder of Series A Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; provided, however, that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act or a Liquidation, the conversion may, at the option of any holder tendering Series A Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Series A Preferred Stock shall not be deemed to have converted such Series A Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.

(d) <u>Adjustments for Subdivisions or Combinations of Common Stock</u>. In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Price in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(e) <u>Adjustments for Subdivisions or Combinations of Preferred Stock</u>. In the event the outstanding shares of Series A Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Series A Preferred Stock, the Original Issue Price and Liquidation Preference in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Series A Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Series A Preferred Stock, the

Original Issue Price and Liquidation Preference in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f)   Adjustments for Reclassification, Exchange and Substitution. Subject to Section 2 above, if the Common Stock issuable upon conversion of the Series A Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, the Series A Preferred Stock shall thereafter be convertible into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of Series A Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(g)   Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

4.   Voting.

(a)   Preferred Stock. Except as otherwise mandated by law, the holders of Series A Preferred Stock shall have no voting rights.

(b)   Common Stock. Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

5.   Dividend Rights. Any dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid on a *pro rata, pari passu* basis among the holders of the Series A Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Series A Preferred Stock were converted at the then-effective Conversion Rate.

Article V

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article V shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article V shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article V becomes effective.

Any repeal or modification of the foregoing provisions of this Article V by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VI

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VI shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VII

The duration of the Corporation shall be perpetual.

Article XIII

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article IX

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, this First Amended and Restated Certificate of Incorporation, which amends and restates the Certificate of Incorporation of this Corporation, and which has been duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law, has been executed by its duly authorized Chief Executive Officer, as of January 15, 2023.



_____
Stephen Forte, Chief Executive Officer



Delaware Division of Corporations

Division of Corporations Survey
401 Federal Street, Suite 4
Dover, DE 19901
Fax: 302-739-7219

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